
SEAFOOD
From The Sea To The Table


05008362

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 43 Holt street, Eagle Farm, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

SUPPL

06/05/05

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

B

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 06/05/05 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

5/25


SAM'S
SEAFOOD
From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm , Qld 4009, Australia
PO Box 393, Brisbane 4007, Australia
Phone: 07 3131 4100, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

6 May 2005

Mr. Simon O'Brien
Company Announcement Office
The Australian Stock Exchange Limited

Dear Simon,

RE: RECEIVER/MANAGER APPOINTED TO SAM'S SEAFOOD HOLDINGS LIMITED

Following the announcement released on 4 May 2005, the Board of Directors of Sam's Seafood Holdings Limited would like to announce that, our secondary financier, ANZ Bank, has appointed a receiver and manager, McGrath Nicol Partners, to Sam's Seafood Holdings Limited as of 6 May 2005.

Ken Situ
Company Secretary